[GABELLI FUNDS, LLC LETTERHEAD]

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC   20549

Re:     The Westwood Funds (the "Trust") (811-04719)


In connection with the Securities and Exchange Commission's review of the definitive proxy statement filed on behalf of the Trust on May 17, 2005, and pursuant to Rule 14a-6 of the Securities and Exchange Act of 1934 and Rule 20a-1 under the Investment Company Act of 1940, the Trust hereby acknowledges that:

(i.) The Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

(ii.) Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

(iii.) The Trust may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

The preliminary proxy statement was filed with the Securities and Exchange Commission on April 19, 2005 (accession number 0000935069-05-000879).

If you have any questions or comments regarding the filing, please contact me at
(914) 921-5105.


Very truly yours,



/s/ Bruce N. Alpert
Bruce N. Alpert
Chief Operating Officer